UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS
Item
1	Press release

Item 1

Zuoan Fashion Limited Announces Management Change

Shanghai, China, February 18, 2014 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced that its Chief Financial Officer, Mr. Calvin Chi Hon Tsang has resigned from his position, effective immediately, to pursue a career opportunity with a Hong Kong listed company. The Board of Directors has begun the process of searching for a replacement CFO.

The Board of Directors has appointed Mr. Dangsheng Chen as Acting CFO until further notice. Mr. Chen will assume the responsibilities of CFO in addition to his existing duties as the finance manager.

James Hong, Founder, Chairman and Chief Executive Officer, commented, “Mr. Chen has been with Zuoan since 2008 and has more than 12 years relevant experience. He has been in charge of Zuoan’s accounting and financial operations and has been playing an integral role in our internal control over financial reporting. He has worked closely with Calvin during his tenure as well. With his extensive background in finance and accounting, I am very confident that Mr. Chen is capable in the interim position, helping us make a seamless transition until we identify a suitable replacement.”

Mr. Hong continued, “We really appreciate Calvin’s contribution to Zuoan. He joined us in 2009 and has led the team to enhance the standards of our financial controls, procedures and reporting and also successfully accomplished several important investment and financial projects for Zuoan, including our initial public offering on the NYSE. We truly wish him the best in his future endeavors.”

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai. Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 31 of China’s 32 provinces and municipalities. As of September 30, 2013, Zuoan had 1,074 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: February 18, 2014	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer